Exhibit (a)(5)(HH)

News release…

Date: 23 October 2007

Rio Tinto Offer for Alcan successful — Offer extended to November 8, 2007

Rio Tinto today announces that approximately 298,759,000 common shares of Alcan Inc. (which represent approximately 79.41% of the outstanding shares on a fully diluted basis) have been validly deposited and taken up under the offer by Rio Tinto Canada Holding Inc. (“RTCH”) to acquire all the shares of Alcan (the “Offer”).  RTCH has also received notices of guaranteed delivery covering approximately an additional 21,336,000 Alcan common shares (which represent approximately 5.67% of the outstanding shares on a fully diluted basis).

All of the conditions of the Offer have been satisfied and the initial offering period, which was extended until October 23, 2007, is now closed for acceptance.  RTCH has taken up all the Alcan shares deposited under the Offer and those shares may no longer be withdrawn.  Payment for the deposited shares will be made to the depositary on October 25, 2007.  The shares covered by notices of guaranteed delivery will be taken up when the certificates representing them are delivered.

RTCH has extended the Offer until 6:00 P.M. (Canadian Eastern Time) on November 8, 2007 by commencing a subsequent offering period (the “Subsequent Offering Period”) to allow those Alcan shareholders who have not already deposited their shares under the Offer the chance to do so.  They will receive US$101 per share as was offered during the initial offering period.  A notice of extension will be mailed promptly.  RTCH will immediately take up and promptly pay for all Alcan shares validly deposited under the Offer during the Subsequent Offering Period.

Paul Skinner, chairman, Rio Tinto said: “We have been working towards our offer for Alcan becoming unconditional and have now passed the final milestone, with more than two thirds of Alcan shareholders having tendered their shares. This landmark deal will contribute significantly to Rio Tinto’s strategy of creating shareholder value through building a portfolio of globally-leading, high quality, long life, low cost assets.”

Tom Albanese, chief executive, Rio Tinto, said “We now look forward to combining Alcan’s excellent assets with our own aluminium operations to create the world’s leading aluminium producer, to be known as Rio Tinto Alcan.  The outlook for aluminium remains strong and the prospects for Rio Tinto Alcan are excellent. Rio Tinto Alcan will be a strong operational platform to pursue new growth opportunities in aluminium.”

If RTCH acquires more than 90% of the Alcan shares, upon expiry of the Offer, it intends to acquire all shares it does not then own by way of statutory compulsory acquisition pursuant to the Canada Business Corporations Act.

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

If permitted by applicable law, RTCH intends to cause Alcan to cease to be a reporting issuer under Canadian securities legislation and to apply to delist the Alcan common shares from the Toronto Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the SWX Swiss Exchange, Euronext Paris and Euronext Brussels (with respect to the international depositary receipts) and to cause the Alcan common shares to be deregistered under the US Securities and Exchange Act of 1934 as soon as practicable after the completion of the Offer.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…

For further information, please contact:

Media Relations, London Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349
Investor Relations, London Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto.  The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1.  The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR, AS AMENDED (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A first notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”).  A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement”).  The offer document, the Belgian Supplement, the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.